April 30, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. David R. Humphrey
Ms. Amy Geddes
Ms. Margery Reich

RE:	Rovi Corporation
Form 10-K for the year ended December 31, 2009
File No. 000-53413

Ladies and Gentlemen:

In response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated April 20, 2010 with respect to the above-referenced Form 10-K, Rovi Corporation (the “Company”) is filing this response letter. For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been reproduced below for each comment.

1. We note from your description of your business that you derive revenue from several different sources, included the sale and licensing to interactive program guides, media recognition technologies, licensing of databases of descriptive information about television, movie, music, books, and game content; and content protection technologies and services. It appears from your MD&A and financial statement footnote presentation that you have determined that you both operate and report in one single segment. Please confirm our understanding is correct, and if correct, support your conclusion in your response using the guidance set forth in FASB ASC 280-10-50. Alternatively, if you have aggregated your operating segments for reporting purposes please advise and address aggregation criteria set forth in paragraph 50-11 thereunder.

The Company confirms that it has only one operating and reporting segment. The Company has organized its management on a functional basis, with eight executives reporting to its Chief Executive Officer (“CEO”). Each executive is responsible for a functional cost center of the Company, with one executive responsible for the Company’s worldwide sales activities. Each of these functional areas supports the sale and development of each of the Company’s products.

FASB ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

•	Its operating results are regularly reviewed by the public entity’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.

The Company has determined that its CEO is its CODM as he allocates resources to and assesses the performance of the Company. The Company’s CODM reviews the Company’s revenues at the major product level and reviews the Company’s expenses by functional area. A statement of operations is only produced at the consolidated level. The reports the CODM receives, on a monthly and a quarterly basis, do not include the allocation of functional expenses to any products, nor are revenues allocated to any of the functional cost centers, as the business is not managed that way. Based on these facts, the Company has determined that it has one operating segment.

2. As a related matter, we note your reference to the value of your “reporting unit” in Footnote 5 to the Financial Statements. For purposes of assessing goodwill for impairment, please tell us whether you consider your company to constitute a single reporting unit as well.

The Company confirms that it considers itself one reporting unit for purposes of assessing its goodwill for impairment.

3. In general, your description of year over year changes in Results of Operations cites the Gemstar event as a major source of change, yet you do not quantify the related effects of such event. Further, you have not adequately quantified or explained changes in non-Gemstar business for any period. In future filing, please revise your year over year discussion of results of operations to quantify and explain the source of each material change in operating results. Please consider:

•	using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;

•	using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable and;

•	providing a robust trend analysis to complement such disclosure.

Please refer to FR-72 (Release No. 33-8350) for guidance.

In future filings the Company will revise its year-over-year discussion on Results of Operations to quantify and explain in greater detail the sources of material changes in operating results.

4. Please tell us why you have recorded the results of the Guideworks LLC joint venture as research and development expense, and not under the equity method. Please quantify for us the dollar impact of this joint venture in each of the periods for which an income statement has been presented. In addition, tell us the business reasons that you have engaged in discussions to end this joint venture.

In 2004, Gemstar-TV Guide International (“Gemstar”), which was acquired by the Company on May 5, 2008, and Comcast Corporation (“Comcast”) formed the Guideworks LLC joint venture (“Guideworks”) to develop and enhance interactive program guide (IPG) and related middleware software for multi-channel video providers, primarily the domestic cable industry, using the existing Gemstar IPG software as the basis for development. Gemstar transferred all of its cable IPG research and development employees, a lease, assets with a carrying value of approximately $1.5 million, development tools and the related software and associated copyrights into Guideworks. The Gemstar cable IPG employees were the initial Guideworks team. Gemstar and Comcast agreed to an annual funding plan and that Guideworks would immediately begin recruiting additional IPG research and development employees in order to increase its resources by approximately two-fold.

Comcast, the managing member of Guideworks, obtained the right to use the joint development products in connection with products and services Comcast offered across its own digital subscriber base only. Gemstar obtained the exclusive right to distribute the joint development products to third parties. Guideworks was not granted by Gemstar the underlying IP rights necessary to generate revenue related to IPGs. Guideworks retained no economic rights to the products developed which could be exploited to generate revenue. Neither Comcast nor Gemstar were required to pay Guideworks for their rights to the joint development products outside of their annual funding commitment to cover Guideworks costs. Guideworks sole source of funds has been the funding by Comcast and the Company of their ratable share of costs.

As such, Gemstar believed the investment in Guideworks was more akin to a shared-service arrangement or a research and development type arrangement discussed in ASC 730-20 and not a corporate joint venture to be accounted for under the equity method. Thus, as disclosed in its periodic filings with the SEC, Gemstar accounted for its 49% share of the operations of the Guideworks as an operating expense in accordance with ASC 730-20, Research and Development Arrangements.

Rovi has been marketing the IPGs developed by Guideworks and recognizing the revenues related to these sales, free of any charge from Guideworks other then the commitment to fund a ratable share of operating expenses, pursuant to the exclusive rights it obtained in the Gemstar acquisition. The Company concurs with Gemstar’s accounting for Guideworks under the guidance found in ASC 730-20 and recognizes its ratable share of Guideworks costs in its Statement of Operations as an operating expense within the captions “Research and Development” and “Depreciation.” While the Company does not account for Guideworks using the equity method, it does recognize an equivalent amount of expenses in its Statement of Operations. However, rather than reporting its 49% of Guideworks results as a non-operating expense, as would be the case under the equity method, the Company instead has recorded its share of Guideworks results as an operating expense. The Company believes it would be misleading to recognize revenues from IPGs developed by Guideworks while recording its 49% of Guideworks costs as a non-operating expense, particularly in light of (a) its exclusive rights to exploit Guideworks products, and (b) Guideworks having none of the benefits of ownership for any of its developed products.

For the years ended December 31, 2009 and 2008, the Company recorded $12.7 million and $9.4 million, respectively, of operating expense related to Guideworks. The Company did not record any amounts related to Guideworks prior to May 2008, as Guideworks was acquired as part of the Gemstar acquisition. During the first quarter of 2010, the Company exited Guideworks and Comcast has become the sole owner of Guideworks. The Company exited Guideworks as it believes that much has changed in the market since the formation of Guideworks and as a result, now is an appropriate time to exit the venture, and realign the Company’s IPG portfolio and investments around solutions the Company has direct control over and can use across a broad set of platforms and markets. The Company also believes that having control over all of its multi-channel video provider IPG development will allow it to reduce overall IPG development costs. This is possible due to Gemstar’s acquisition of Aptiv Digital and their Passport cable IPG and associated development team in 2007. The Company also believes it will develop a better cable IPG for the domestic market if it focuses on one cable IPG product instead of two.

5. We note your reference to IPG JV, your joint venture in Japan. Please identify any other joint ventures of significance in which you are engaged and tell us where these entities are classified and presented on your balance sheet and in your income statement.

The Company does not have any other joint ventures.

6. Refer to your discussion of featured advertising on page 3. Please expand your accounting policies disclosure in future filings to also address advertising revenue or explain why no additional disclosure is considered necessary.

The Company has not included advertising in its critical accounting policies as to date advertising revenue has represented less than 3% of the Company’s consolidated revenue. However, as advertising is a growing area of revenue for the Company, the Company will expand its accounting policies disclosure in future filings to also address its accounting for advertising revenue.

7. We note that goodwill comprises nearly 40% of total assets, and as such future impairments may have a significant effect on operating results. Please provide us with a summary of the latest impairment analysis you performed, including a discussion of the assumptions underlying your estimates of future cash flows. Additionally, the following should be also provided and included in the future here and within MD&A:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	More detailed descriptions of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions (e.g., market-derived rate of return);

As noted above in response to Question 2, the Company has determined it is a single reporting unit. The first step of our goodwill impairment test compares the fair value of a Reporting Unit with its carrying amount, including goodwill. As outlined in ASC 350-20-35, if the fair value of a Reporting Unit exceeds its carrying amount, goodwill of the Reporting Unit is not considered impaired and the second step of the impairment test is unnecessary.

The Company utilizes a combination of a market approach and a discounted cash flow (“DCF”) approach in conducting its annual impairment test. As of October 1, 2009, the Company’s market capitalization was approximately $3.4 billion, exceeding GAAP equity by approximately $1.9 billion (126%). Due to the fact the Company’s market capitalization exceeded its GAAP equity by such a significant margin, the Company did not believe it was necessary to update its DCF valuation analysis in the current year. Additionally, the Company notes that it performed well ahead of its 2009 budget and increased its long range operating margin target to 55% of revenue from 50% of revenue in the prior year. As a point of reference, the 2008 DCF analysis projected 2009 revenue of $447 million while actual 2009 revenue was $484 million. The Company also paid-off $440 million of its debt in 2009. If the Company were to update its DCF, based on these factors and others, it would produce an equity value that would be much higher than when the DCF analysis was prepared as part of the prior year goodwill impairment test.

As the Company’s fair value is in excess of its equity, its goodwill is not impaired and the second step of the impairment test is not necessary. If there were a significant decline in the value of the Company’s publicly traded equity and/or a significant decrease in the Company’s future business prospects, the Company might have to record a goodwill and/or intangible assets impairment in the future.

As goodwill is a significant asset of the Company, the Company will expand its disclosures in future filings, both in its financial statements and in MD&A, regarding its impairment analysis and will include the percentage by which fair value exceeded carrying value as of the date of the most recent test, as well as the other recommended disclosures, in such discussion.

8. In your response to us, please support your assessment of useful lives for your finite-lived intangible assets listed on page F-23. Include relevant contractual terms, historical experience, or other relevant facts or circumstances used as a basis for such estimates.

The Company’s finite lived intangibles are grouped in the following four categories on page F-23: (a) developed technology and patents, (b) existing contracts and customer relationships, (c) content databases, and (d) trademarks and tradenames.

Developed technology and patents

Developed technology and patents represent approximately 89% of the net book value of the Company’s finite lived intangible assets as of December 31, 2009, and consist primarily of the IPG patents acquired in the Gemstar acquisition. As part of the Gemstar acquisition, the Company acquired over 1,300 issued foreign and domestic patents as well as over 1,000 pending foreign and domestic patent applications. These patents have expiration dates as late as 2025. The useful life of the patents was estimated to be 13 years and was based on the contractual expiration date of the patents and the period of time the patents are expected to contribute value to the Company. There were no events or circumstances in 2009 which would warrant a revision to the remaining useful life of the IPG patents.

Existing contracts and customer relationships

Existing contracts and customer relationships represent approximately 5% of the Company’s finite lived intangible assets as of December 31, 2009, and consist primarily of IPG customer relationships acquired as part of the Gemstar acquisition. The useful life of these customer relationships was estimated to be 10 years and was based on the contractual term of the agreements and the Company’s historical renewal experience. The Company’s IPG contracts with CE manufacturers generally have a term of 3 to 5 years with the substantial majority of manufacturers entering into a renewal when their contract expires. The Company’s IPG contracts with small to mid-size cable and satellite providers also generally have a term of 3 to 5 years with the substantial majority of these operators entering into a renewal when their contract expires. The Company’s IPG contracts with the largest cable providers generally have a term in excess of 10 years. There were no events or circumstances in 2009 which would warrant a revision to the remaining useful life of the customer relationships.

Content Databases

Content databases represent approximately 5% of the Company’s finite lived intangible assets as of December 31, 2009, and consist primarily of the entertainment meta databases acquired in the Gemstar acquisition and the All Media Guide (“AMG”) acquisition. When acquired, the Gemstar database contained information and unique data on 170,000 movies, over a million TV series episodes, and searchable data on almost every TV show produced since 1960. The useful life of the Gemstar database was estimated to be 15 years as that is the period of time the acquired Gemstar database is expected to contribute value to the Company. When acquired, the AMG database included information on over 1.3 million CDs, 370,000 DVDs, 52,000 video games and 199,000 books. The useful life of the AMG database was estimated to be 7 years and was based on the percentage that old titles represented of the database over time. A simple attrition rate of 13% to 14% was noted which implied a useful life of 7 years. There were no events or circumstances in 2009 which would warrant a revision to the remaining useful life of the content databases.

Trademarks / Tradenames

Trademarks / tradenames represent approximately 1% of the Company’s finite lived intangible assets as of December 31, 2009, and consist primarily of the right to use the TV Guide and Gemstar brand names in the IPG space. As of December 31, 2009, the remaining estimated useful life of these Trademarks was 2 years. As disclosed in its most recent Form 10-K filing, the Company is rebranding its products with the Rovi tradename and is phasing out the use of these acquired tradenames. The Company believes that after 2 years these tradenames will not have value to the Company or to a market participant in the IPG space. There are only a few providers of interactive program guides to third parties in the market who could arguably benefit from using the TV Guide trademark on an IPG, most of which do not actively promote their brand on the IPG.

Additionally, as directed in the Comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to contact me via telephone at (408) 562-8400 or fax (408) 562-1807 if you have any questions or would like any additional information regarding this matter.

Sincerely,

Rovi Corporation

By:	/s/ James Budge
James Budge
Chief Financial Officer

cc:	Jon Gavenman, Esq., Cooley LLP